LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                           ONE POST STREET, SUITE 575
                         SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 981-4844
                            FACSIMILE: (415) 981-4840

                                  July 12, 2006

VIA EDGAR

Securities and Exchange Commission
Legal Department
100 F Street, NE
Washington, D.C. 20549

            Re:      WNC Housing Tax Credit Fund VI, L.P., Series 14
                     CIK0001321227
                     Accession No. 0001011723-06-000123
                     Form Type POS AM - filed July 11, 2006

Ladies and Gentlemen:

         On behalf of the above-referenced registrant, we respectfully request that the Form POS AM filing under Accession No. 0001011723-06-000123 filed on July 11, 2006 be withdrawn. The reason for this request is as follows.

         We filed the Form Type POS AM with a single exhibit and cover letter under a submission information page (.sif) that included an incorrect SEC file number. When an acceptance notice from the SEC was delayed, we reviewed our filing information on the submission information page (.sif) and discovered the error in the SEC file number.

         Assuming that a filing with an incorrect file number would certainly be rejected, and having time constraints of only a few minutes in order to file the Form POS AM before the filing deadline time of 2:30 p.m. Pacific time, we corrected the file number on the submission information page (.sif) and re-filed the form. We received an immediate acceptance notice for the re-filed form under Accession No. 0001011723-06-000124. This accession number is the one referenced in our filings to NASD CobraDesk and to the state securities offices.

         We received no other notices from Edgar filer support on July 11, 2006, so assumed that the earlier incorrect filing with Accession No.
0001011723-06-000123 would be rejected. However, this morning, July 12, 2006, at 7:05 a.m. Pacific time, we received an acceptance notice for this earlier incorrect filing.

         Therefore, per my telephone conversation with Mr. Scholl of your office, we respectfully request that the Form POS AM filing with Accession No. 0001011723-06-000123 be withdrawn.

                                     Very truly yours,




                                     Georgia Antonopoulos
                                     Legal Assistant to Paul G. Dannhauser